February 24, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Global Leaders Corporation

Registration Statement on Form S-1/A

Filed January 26, 2021

File No. 333-251324

To the men and women of the SEC:

On behalf of Global Leaders Corporation, (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated February 10, 2021 addressed to Mr. Yip Hoi Hing Peter, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on January 26, 2021.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Amendment No. 1 to Registration Statement on Form S-1

Management's Discussion and Analysis

Results of operations from July 20, 2020 to October 31, 2020, page 14

1. We note your disclosure that "During the period from July 20, 2020 (Inception) until October 31, 2020, the Company entered into a consulting agreement entitled 'Building Owner's Mindset & High Execution Culture Project' with one client." In an appropriate place in your filing, please amend your disclosure to briefly describe the terms of this consulting agreement, including its duration. Please also disclose whether you expect to generate revenue from this agreement in future periods. Finally, please file this agreement as an exhibit to your registration statement, or tell us why you do not believe that this is a material agreement required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Company Response:

We have added additional disclosure on page 14. However, we have not added any agreements as an exhibit as we believe the agreements detailed herein within this section are in the normal course of business.

Liquidity and Capital Resources, page 14

2. We note your amended disclosure that "Management . . . plans to spend about $30,000 to launch the GLA Platform and e-Learning platform." If you intend to use proceeds from the offering to fund the launch of these platforms, please amend your Use of Proceeds disclosure accordingly. If you do not plan to fund the launch of these platforms with proceeds from the offering, please amend your disclosure to identify the source of these

Company Response:

We have revised page 4 and page 18.

Dilution, page 19

3. We note your response and updated disclosure in response to our prior comment 11 and reissue our comment. Please include the tabular disclosure comparing the public contribution under the proposed public offering and the effective cash contribution of your existing stockholders in transactions since your inception. Refer to Item 506 of Regulation S-K.

Company Response:

We have revised the dilution section to provide additional disclosure.

Exhibits

4. We note the statement in the legal opinion that counsel is admitted in Michigan. Please note that an opinion of counsel with respect to a jurisdiction in which counsel is not admitted to practice is acceptable so long as the opinion is not qualified as to jurisdiction. Accordingly, your next amendment should include either a new legal opinion issued by counsel licensed to practice in Nevada, or a revised legal opinion which includes no reference to the laws of Michigan or to any state other than Nevada. For guidance, refer to Staff Legal Bulletin No. 19 Section II.B.3 (b), available on our public website.

Company Response:

Counsel has provided us with a revised opinion letter which we have attached herein as exhibit 5.1.

 *We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: February 24, 2021

/s/ Yip Hoi Hing Peter

Yip Hoi Hing Peter

Chief Executive Officer